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                                                                       EXHIBIT 9



IRELL & MANELLA LLP
Kenneth R. Heitz
Alexander F. Wiles
Elizabeth A. Camacho
1800 Avenue of the Stars
Suite 900
Los Angeles, California  90067-4276
Telephone:  (310) 277-1010

Attorneys for Plaintiff
ARV Assisted Living, Inc.



                          UNITED STATES DISTRICT COURT

                     FOR THE CENTRAL DISTRICT OF CALIFORNIA

                                SOUTHERN DIVISION



ARV ASSISTED LIVING, INC., a       )       CASE NO. SA-CV-98-9-LHM (EEX)
California corporation,            )
                                   )       COMPLAINT FOR INJUNCTIVE
               Plaintiff,          )       AND DECLARATORY RELIEF FOR
                                   )       VIOLATIONS OF THE FEDERAL
        v.                         )       SECURITIES LAWS, UNFAIR
                                   )       COMPETITION AND BREACH OF
EMERITUS CORPORATION, a            )       FIDUCIARY DUTY
Washington corporation; EMAC       )
CORPORATION, a Delaware            )
corporation,                       )
                                   )
               Defendants.         )
                                   )
                                   )
---------------------------------- )



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        Plaintiff ARV Assisted Living, Inc. ("ARV" or the "Company"), for its
complaint for violations of the federal securities laws, unfair competition and breach of fiduciary duty, alleges upon information and belief as follows:

                             JURISDICTION AND VENUE

        1. This Court has federal question jurisdiction pursuant to Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), and 28 U.S.C. Sections 1331 and 2201. The federal claims alleged herein arise under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). This Court also has jurisdiction over those portions of the Complaint that arise under state law pursuant to both 28 U.S.C. Section 1332 and 28 U.S.C. Section 1367(a). The matter in controversy exceeds $75,000.

        2. Venue is proper in this District pursuant to Section 27 of the Exchange Act and 28 U.S.C. Section 1391(b), because a substantial part of the events or omissions giving rise to the claims asserted herein occurred and, unless enjoined, will continue to occur in this District.

                                   THE PARTIES

        3. ARV is a fully integrated provider of assisted living accommodations and services that operates, acquires and develops assisted living facilities. As of December 31, 1997, ARV had approximately 15.9 million shares of common stock outstanding. ARV's common stock is registered pursuant to Section 12(b) of the Exchange Act and is listed and traded on the American Stock Exchange. ARV is a California corporation with its principal executive offices located in Costa Mesa, California.


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        4. Defendant Emeritus Corporation ("Emeritus") is a competitor of ARV that operates residential style assisted living communities. As of December 31, 1997, Emeritus had approximately 11 million shares of common stock outstanding. Emeritus' common stock is registered pursuant to Section 12(b) of the Exchange Act and is listed and traded on the American Stock Exchange. Emeritus is a Washington corporation with its principal executive offices located in Seattle, Washington.

        5. Defendant EMAC Corporation ("EMAC") is a wholly owned subsidiary of Emeritus that was organized to acquire ARV. All outstanding shares of capital stock of EMAC are owned by Emeritus. EMAC is a Delaware corporation with its principal executive offices located in Seattle, Washington. Emeritus and EMAC may be referred to jointly herein as "defendants."

                               NATURE OF THE CASE

        6. This is action for injunctive and declaratory relief to prevent Emeritus from continuing its plan to mislead and manipulate ARV shareholders with an illusory promise of an all cash offer to purchase ARV.

        7. Since it first expressed an interest in acquiring ARV, Emeritus has been committed to a stock for stock merger between the two companies. Unsuccessful in its efforts to persuade the ARV board to pursue a stock for stock transaction, Emeritus has embarked on a plan to solicit ARV shareholders directly and induce them to surrender control of the ARV board. The linchpin of Emeritus' scheme to secure board control is an illusory all cash offer to acquire ARV. This offer is illusory because, on information and belief, Emeritus has neither the means nor the intention to pay cash for


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ARV shares. Rather, Emeritus seeks to entice ARV shareholders with the promise of "immediate cash" and induce them to surrender control of their board; once Emeritus obtains board control, it would be able to "negotiate," as both buyer and seller, and approve the stock for stock transaction it has contemplated from the start.

        8. In furtherance of its ultimate plan to acquire ARV for stock, Emeritus has undertaken a proxy contest seeking control of the board of directors of ARV. In an effort to maximize the appeal of its nominees, Emeritus (through EMAC, its wholly owned subsidiary) has presented ARV shareholders with a highly conditional tender offer to purchase shares at $17.50 in cash. Emeritus has promoted its tender offer and board nominees by filing with the SEC and distributing to ARV's shareholders proxy solicitation materials. Emeritus has also filed a tender offer statement with the SEC, and has distributed its tender offer ("Tender Offer") to ARV shareholders.

        9. In an effort to avoid revealing its true plan, defendants have omitted material information from the Tender Offer and the proxy and tender offer statements, in violation of Sections 14(a), 14(d) and 14(e) of the Exchange Act, and the SEC's rules thereunder. Absent compliance with the federal securities laws by Emeritus, it will be impossible for ARV's shareholders to make informed decisions concerning the tender of shares or the suitability of the Emeritus nominees to act as directors of ARV.

        10. On or about December 19, 1997, Emeritus announced a tender offer whereby its subsidiary EMAC would purchase ARV shares at $17.50 per share in cash. The Emeritus Tender Offer, and tender offer statement filed in connection with the offer, violate Sections 14(d), 14(e) and SEC Rule 14d-3 because defendants fail to


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disclose material facts relating to the proposed ARV/Emeritus merger. For example, defendants fail to disclose that (1) their true plan is to use the highly conditional cash offer as a ploy to enable Emeritus to gain control of the ARV board so that it can acquire ARV through a stock for stock deal; (2) a substantial number of ARV leases contain provisions which would cause ARV to incur substantial additional lease costs upon a change of control; (3) defendants' Tender Offer is conditioned on (among other things) an event that most likely will not occur (if at all) for at least two years; (4) the "highly confident" letter defendants tout as evidence of their ability to obtain financing for the Tender Offer is largely meaningless since the author of this letter -- Northstar Capital Partners L.L.C. -- is not itself in the business of providing or arranging financing for hostile takeovers; (5) defendants have refused to pay the commitment fee necessary to obtain financing since they know they must wait at least two years to have any chance of obtaining the relief necessary to satisfy one of the conditions to their offer; (6) defendants' proposed $110 million commercial bank loan which constitutes a portion of its financing contains a "material adverse change" condition which will permit the bank to decline to loan its portion of the tender offer financing when it learns that the merger will trigger events of default in 18 of ARV's 32 leases; and,
(7) defendants' offer is conditioned in such a way that it is not an offer to pay $17.50 for all of the outstanding shares of ARV but rather is the economic equivalent of paying about $16.65 for each outstanding share of ARV.

        11. On or about December 22, 1997, Emeritus distributed to ARV's shareholders a proxy statement soliciting votes for its slate of director candidates. The


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Emeritus proxy statement violates Section 14(a), and SEC Rule 14a-9 promulgated thereunder, because it fails to disclose material facts relating to the proposed ARV/Emeritus merger. For example, Emeritus' proxy statement fails to disclose that (1) the Tender Offer is merely a ploy to enable Emeritus to gain control of the ARV board and then acquire ARV through a stock for stock deal; (2) a substantial number of ARV leases contain provisions in which a change of control constitutes an event of default which subjects ARV to termination of the leases of profitable facilities, including upon the election of the Emeritus nominees;
(3) defendants' Tender Offer is conditioned on (among other things) an event that most likely will not occur (if at all) for at least two years; (4) there is a serious risk that Emeritus will not be able to obtain the financing necessary to fund the Tender Offer; Emeritus has failed to disclose that the commercial bank lender of $110 million of the tender offer consideration is subject to a "material adverse change" condition that is unlikely to be waived in light of the events of default triggered by the merger; (5) Emeritus relies upon a "highly confident" letter from an entity that neither arranges nor provides takeover financing itself; (6) Emeritus has refused to pay the commitment fee necessary to obtain financing since it knows it must wait at least two years to have any chance of obtaining the relief necessary to satisfy one of the conditions to its offer; (7) Emeritus' offer is conditioned in such a way that it is not an offer to pay $17.50 for all of the outstanding shares of ARV but rather is the economic equivalent of paying about $16.65 for each outstanding share of ARV; and, (8) if Emeritus is successful in the proxy contest, but does not


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follow through with the Tender Offer, it will be "negotiating" against itself to produce an acquisition agreement that is fair to ARV shareholders.

        12. In committing the securities laws violations set forth above and in more detail below, defendants used the mails and other means and instrumentalities of interstate commerce. Moreover, Emeritus' actions set forth in this Complaint were reasonably calculated to result in either the procurement or withholding of a proxy.

        13. In sum, the Tender Offer and proxy solicitation are part of Emeritus' plan to entice shareholders with a flimsy promise of a cash offer, gain control of the ARV board, and implement a stock for stock trade, or whatever merger or other acquisition plan it sees fit. Once an Emeritus slate is in place, ARV shareholders will be left without any commitments and will have little ability to stop a disadvantageous merger.

        14. Based on the foregoing, it is apparent that these false tender offer and proxy materials will make it impossible for ARV's shareholders to make informed decisions with respect to tendering their shares or considering the suitability of the Emeritus nominees for election to ARV's board of directors. Unless enjoined from perpetrating these misrepresentations and concealments, defendants will persist in their deceit of ARV's shareholders and will succeed in their efforts to taint the ongoing proxy contest, all to the serious and irreparable detriment of ARV and its shareholders.

        15. Moreover, by obtaining proxies for a majority of ARV's outstanding shares, Emeritus -- a competitor of ARV -- would be in a position to cause a change of control within ARV and trigger serious losses for ARV. First, an event of default on numerous ARV leases. Free from any obligation to follow through with the Tender


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Offer or other transaction, Emeritus could simply walk away, leaving ARV shareholders without any benefit from having elected the Emeritus nominees but suffering the burdens associated with having breached millions of dollars worth of leases. Worse still, having caused its competitor to breach its leases, Emeritus would be in a position to take unfair advantage of ARV's defaults and negotiate itself to lease the properties now under lease to ARV. Second, a change in the composition of ARV's board of directors would allow key employees under contract with ARV to leave ARV's employ and receive a substantial lump sum payment upon their departure. Again, Emeritus would be in a position to leave to ARV to deal with this loss, or to acquire ARV's skilled and knowledgeable employees itself. If allowed to continue, Emeritus' plan to obtain and vote proxies will result in acts of unfair competition and breach of Emeritus' fiduciary duty by a controlling shareholder. Unless enjoined, Emeritus' conduct will cause serious and irreparable harm to ARV and its shareholders.

                   ARV'S NEGOTIATIONS WITH POTENTIAL INVESTORS

    16. In early 1997, ARV decided to explore the possibility of a strategic investment in the company in order to assist the company in continuing its acquisition and development plans and repaying debt. ARV initially commenced discussions with Starwood Capital Group LLC ("Starwood") regarding potential financing arrangements between the two companies. In connection with these discussions, Starwood began performing due diligence on ARV in February of 1997. Pursuant to a confidentiality agreement dated April 3, 1997, Starwood agreed not to use or disclose confidential


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information it obtained in the due diligence process except as specifically authorized by the confidentiality agreement.

        17. Prior to June of 1997, ARV's investment bankers and advisors met with representatives of Prometheus Assisted Living LLC, an affiliate of Lazard Freres Real Estate Investors LLC (collectively, "Prometheus") to explore the possibility of Prometheus investing in ARV. Detailed discussions ensued. On June 27, 1997, ARV entered into an exclusivity agreement with Prometheus pursuant to which ARV agreed not to pursue a transaction with any other investor prior to August 8, 1997 while it negotiated definitive agreements with Prometheus. By July 13, 1997, ARV and Prometheus had reached agreement on the form of the definitive agreements pertaining to the proposed transaction.

                     EMERITUS ATTEMPTED TO DERAIL PROMETHEUS

                   TRANSACTION WITH A PROPOSAL TO ACQUIRE ARV

                         THROUGH A STOCK FOR STOCK DEAL

        18. Recognizing the progress between ARV and Prometheus, Starwood joined forces with Emeritus to prevent ARV from going forward with the Prometheus transaction. On July 10, 1997, Emeritus and Starwood wrote a joint letter to ARV expressing a desire to present a proposal for Emeritus to acquire ARV. As its first of two alternatives, Emeritus and Starwood proposed that Emeritus acquire ARV through a stock for stock trade, specifically, a


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        "tax free merger or similar business combination transaction in which
        ARV shareholders would receive Emeritus Common Stock equal in value to a minimum of $14.00 for each share of ARV Common Stock."

        As a second alternative, Emeritus and Starwood proposed that ARV shareholders be offered a combination of Emeritus Common Stock and "up to 50% in cash."

        19. Emeritus expressly acknowledged that its proposal was substantially undeveloped, pointing out that "a number of structuring, tax and regulatory considerations would have to be addressed before arriving at an agreement in principle . . ."

        20. After careful review and consideration of the brief terms outlined in the joint letter of July 10, 1997, the ARV Board determined that those terms were significantly less attractive and definitive than the terms of the proposed Prometheus transaction. Accordingly, the ARV Board voted unanimously to approve the Prometheus transaction.

                EMERITUS IS ATTEMPTING TO INDUCE ARV SHAREHOLDERS

                    TO SURRENDER CONTROL OF THEIR BOARD WITH

                      AN ILLUSORY PROMISE OF ALL CASH OFFER

        21. Unable to convince the ARV board to pursue a stock for stock merger, Emeritus changed its tactics but not its goal. Emeritus devised a "proposal" of an all cash offer as a manipulative tool to induce ARV to enter negotiations. Emeritus twice wrote to ARV with the stated desire of pursuing negotiations for a vague and undefined proposal for an all-cash offer to acquire ARV for $16.50 per share. When the ARV


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board declined to enter negotiations concerning this flimsy proposal, Emeritus determined to use the tactic of an illusory cash offer to replace the ARV board with a more receptive audience.

        22. On November 24, 1997, Emeritus launched a proxy contest for control of the ARV board by filing with the SEC a Schedule 14A and preliminary proxy statement. The message conveyed by Emeritus' proxy statement is seemingly straightforward: Elect the Emeritus nominees and immediately receive $17.50(1) in cash for each share of ARV Common Stock. In an effort to strengthen its bid for board control, Emeritus presented ARV shareholders with the Tender Offer to purchase ARV shares at $17.50 per share in cash. As discussed in detail below, however, the Tender Offer and proxy solicitation materials are seriously misleading and fail to disclose many material facts critical to an informed decision by ARV shareholders.

                     EMERITUS DOES NOT INTEND TO GO FORWARD

                        WITH AN ALL CASH PURCHASE OF ARV

        23. Emeritus' failure to make the required disclosures in its Tender Offer and proxy and tender offer statements only underscores its true intentions with respect to ARV -- Emeritus has contemplated a stock for stock transaction from the beginning, and lacks both the ability and the inclination to go forward with an all cash deal.

--------
(1) In the preliminary proxy statement filed with the SEC on November 24, 1997, Emeritus claimed a desire to purchase ARV for $16.50 per share. Emeritus subsequently presented ARV shareholders with its Tender Offer to purchase ARV shares at $17.50. Emeritus' final proxy statement includes the $17.50 figure.


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           EMERITUS IS COMMITTED TO A STOCK FOR STOCK MERGER WITH ARV

        24. Even while it courts ARV's board and shareholders with plans for an all cash offer, Emeritus' own behavior belies its claimed intentions. For example, within days of Emeritus' October, 1997 letter to the ARV board claiming a desire to enter negotiations for an ill-defined cash offer, Emeritus' investment bankers faxed to ARV's investment bankers an informal proposal for a stock for stock transaction. This informal proposal for a stock for stock merger was significantly more detailed than Emeritus' more formal invitation to commence negotiations for an all cash deal.

        25. Even more recently, shortly after announcing its Tender Offer to purchase ARV shares at $17.50 cash per share, Emeritus continued to tell people associated with ARV that a stock for stock transaction is Emeritus' best option.

       AN ALL CASH ACQUISITION WOULD SPELL FINANCIAL DISASTER FOR EMERITUS

        26. On information and belief, an all cash offer holds no financial advantage for Emeritus. A preliminary analysis of Emeritus' financial position reveals that an all cash purchase of ARV stock would substantially weaken the Emeritus balance sheet and would result in a significant reduction in Emeritus' earnings per share. This, in turn, would be likely to trigger serious declines in the value of Emeritus' own stock.

      AN ACQUISITION WOULD TRIGGER SUBSTANTIAL INCREASES IN ARV LEASE COSTS

        27. Emeritus' ability and incentive to follow through with an all cash deal is further eroded by the substantial additional lease costs that are likely to result from an acquisition by Emeritus.


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        28. ARV operates 48 assisted living facilities, a significant portion of which are leased at below market rates pursuant to long-term operating leases. Twenty-eight (28) of the leased facilities are subject to leases that contain provisions allowing the landlord to terminate the lease upon a change of control in ARV. At least eighteen (18) of these leases define a change of control to include a change in the composition of ARV's board of directors. These provisions obviously provide the landlord with significant leverage to negotiate a higher rent -- either with ARV or one of its competitors. Since so many of ARV's leases are currently below market, at a minimum, a change of control is likely to burden ARV with a substantial increase in lease costs, and, even worse, subjects it to the risk of losing its leases entirely.

        29. On information and belief, a substantial number of Emeritus' assisted living facilities are located on leased property and are governed by leases which contain change-of-control provisions. Thus, Emeritus is aware of this potential increase in ARV's lease costs and actually conditioned its Tender Offer on the receipt of consents from ARV's landlords to the anticipated change of control. When those landlords insist on raising ARV's rent in exchange for their consent, Emeritus will be free to reduce the purchase price it is willing to pay to ARV's shareholders or to abandon its all cash offer entirely.

        EMERITUS HAS A HISTORY OF RENEGOTIATING INITIAL OFFERS

        30. Emeritus' own history further confirms that Emeritus would not follow through with its original terms of a merger proposal. On information and belief, in 1996, Emeritus announced a stock for stock merger at an agreed upon exchange ratio


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with Standish Healthcare. However, before the merger closed, Emeritus attempted to renegotiate a more favorable exchange ratio. When Standish Healthcare declined to renegotiate, Emeritus refused to close the transaction.

                EMERITUS' TENDER OFFER AND TENDER OFFER STATEMENT
                            ARE MATERIALLY MISLEADING

        31. On December 19, 1997, in an effort to elicit support for its slate of directors, Emeritus (through its wholly owned subsidiary EMAC) presented to ARV shareholders a highly contingent tender offer to purchase ARV shares at $17.50 per share in cash. A true and correct copy of defendants' tender offer statement, including the Tender Offer, is attached hereto as Exhibit A and is incorporated herein by this reference.

        32.    The conditions to defendants' Tender Offer include the following:

               a. The valid tender (without withdrawal) of a number of shares which, together with shares owned by EMAC and its affiliates, constitute at least a majority of the total number of outstanding shares of ARV on a fully diluted basis (exclusive of any shares issuable upon conversion of ARV's 6-3/4% convertible subordinated notes due 2006) as of the date of acceptance by EMAC;

               b. The redemption by the ARV Board of Directors of the certain preferred stock purchase rights issued by ARV, or EMAC being satisfied, in its discretion, that these rights have been invalidated or are otherwise inapplicable to the offer and proposed merger;


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               c. Emeritus and EMAC "being satisfied, in their discretion," that
EMAC has obtained financing "upon terms satisfactory to them in an amount sufficient to consummate the offer and the proposed merger (including the redemption or refinancing of all outstanding debt and payment of all fees and expenses);"

               d. "The redemption of the notes (as defined [in the Tender Offer]) having been rescinded."

               e. Emeritus' determination that ARV landlords entitled to declare a default of ARV leases upon a change of control have consented to the change of control "on terms satisfactory to [Emeritus] in its sole discretion."

               f. That no "material adverse change" in ARV's business or prospects has occurred.

        33. Emeritus and EMAC have violated Sections 14(d) and 14(e) of the Exchange Act, and Rule 14d(3) and Schedule 14d-1 promulgated under Section 14(d), because they have failed to disclose material facts or information relating to the Tender Offer. Specifically, the Tender Offer is misleading as to defendants' purpose because it fails to disclose defendants' plan to induce ARV shareholders to surrender control of the ARV board and enable Emeritus to acquire ARV in a stock for stock transaction.

        34. In addition, Emeritus and EMAC have failed to disclose the significant likelihood that ARV will incur substantial additional lease costs as a result of Emeritus' proposed purchase. It is obvious from the conditions to the Tender Offer that Emeritus is well aware of the change-of-control provisions in ARV leases. Indeed, change-of-


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control provisions are typical in the leasing industry. On information and belief, Emeritus is itself a party to leases which contain change-of-control provisions.

        35. The failure to disclose the magnitude of the potential additional lease costs misleads ARV shareholders in many ways. First, and most directly, Emeritus' inclusion of landlords' consents as a condition of the Tender Offer provides Emeritus with both the opportunity and incentive to walk away from the Tender Offer or reduce the price it is willing to pay to ARV's shareholders. Second, these additional costs may preclude defendants from obtaining financing. Third, these costs could leave ARV, or a new combined company, in a precarious financial position after an acquisition is complete -- a circumstance that bears directly on the credibility of Emeritus' Tender Offer. Finally, the change-of-control provisions provide Emeritus with a powerful tool for unfairly crippling a competitor. By obtaining a sufficient number of proxies and electing its nominees to the ARV board, Emeritus could trigger change-of-control provisions in at least 16 ARV leases. If defendants have not waived the conditions to their Tender Offer, Emeritus could then abandon the Tender Offer or proposed merger, leaving ARV with many breached leases. Alternatively, having caused the default of its competitor, Emeritus could take the opportunity to negotiate with ARV's landlords to lease ARV's most profitable facilities itself.

        36. Defendants' Tender Offer also fails to disclose the significant probability that at least one of the conditions to the Tender Offer -- the rescission of the redemption of the notes -- cannot be satisfied in less than two years (if at all). The Tender Offer states that Emeritus has challenged the redemption of the notes in California state court


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
and attaches a copy of Emeritus' complaint seeking the rescission. The Tender Offer fails to reveal, however, that rescission of the notes cannot be obtained on an expedited basis, that time must be allotted, even if Emeritus is to prevail in the trial court, for the parties to exercise their right of appeal, and that Emeritus will not know for at least two years whether the shares issued pursuant to the redemption can in fact be cancelled. By failing to inform shareholders that the Tender Offer is conditioned on an event that most likely will not occur for at least two years, defendants' Tender Offer is materially misleading.

        37. Defendants' Tender Offer is also misleading with respect to the financing for the proposed purchase. The Tender Offer states that Emeritus has "received a letter from Northstar Capital Partners L.L.C. (`Northstar') stating that Northstar is highly confident of its ability to provide the necessary financing." Defendants have failed to disclose, however, that Northstar is not in the business of arranging takeover financing and has never arranged such financing before. Accordingly, Northstar cannot itself make any reliable assertion that financing will be available; its "highly confident" letter is essentially meaningless. Without this critical information, Emeritus' statements regarding Northstar's letter are materially misleading.

        38. While defendants claim that Emeritus has "fully negotiated" the terms and conditions of financing commitments, the Tender Offer fails to disclose the identity of the potential funding source, or any of the terms and conditions that have been negotiated. In particular, the Tender Offer fails to disclose that Emeritus' alleged source for a $110 million bank loan has conditioned the loan on the absence of any


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
adverse material change in either ARV or Emeritus -- a condition that could not be fulfilled if ARV defaults on its leases.

        39. Defendants' financing disclosures are also rendered misleading by their failure to disclose the time frame for obtaining rescission of the redemption of the Notes. The Tender Offer claims that Emeritus has not executed commitment letters with financial sources "because it does not want to incur certain related fees and expenses unnecessarily prior to the outcome of its litigation challenging the Prometheus transactions." Because they have failed to disclose the time frame for this litigation, defendants have failed to disclose the significant likelihood that Emeritus will not obtain a financing commitment for at least two years.

        40. By conditioning its offer of $17.50 per share on the cancellation of almost 4.3 million of ARV's outstanding shares and the replacement of those shares with a $60 million note, Emeritus has in effect made an offer to purchase the outstanding shares of ARV at a price that is the economic equivalent of no more than $16.65 per share. The Tender Offer is also materially misleading because it fails to reveal the true price Emeritus is willing to pay for all of ARV's outstanding shares.

               EMERITUS' PROXY STATEMENT IS MATERIALLY MISLEADING

        41. On or about December 22, 1997, Emeritus mailed its proxy solicitation materials to ARV shareholders. A true and correct copy of these materials is attached hereto as Exhibit B and is incorporated herein by this reference.

        42. In the very first sentence of the letter that accompanied Emeritus' proxy statement, Emeritus states that it "has offered to purchase ARV for $17.50 per share in


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
cash." A few sentences later, Emeritus makes the fundamental pitch it continues to emphasize repeatedly throughout the proxy statement:

        "[W]e need your support to elect our nominees to the ARV Board in order to facilitate a merger with Emeritus that will net you $17.50 per share in cash."

Emeritus' proxy statement repeatedly attempts to convince shareholders that election of the Emeritus nominees will result in "immediate cash" for all ARV shareholders. For example, at one point in its proxy statement Emeritus asserts that "only the [Tender Offer] provides an IMMEDIATE cash payment to all ARV shareholders." (Emphasis added). The proxy statement also claims that, while benefits from other transactions are "delayed and uncertain," the Tender Offer "provides you an IMMEDIATE return on your investment." (Emphasis added). Conveying the message that the Tender Offer is ready for immediate implementation, the proxy statement dramatically warns, "THIS IS THE LAST OPPORTUNITY TO REQUIRE THE ARV BOARD TO ACCEPT OUR $17.50 PER SHARE ALL CASH OFFER." Virtually identical statements are often repeated in the proxy statement.

        43. The Emeritus proxy statement violates Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, because it fails to disclose numerous material facts relating to the proposed ARV/Emeritus merger. Specifically, contrary to the assertions described above, on information and belief, Emeritus does not intend to follow through with its offer to purchase ARV shares at $17.50 in cash. Rather, Emeritus plans to use the all cash "offer" as a ruse to gain control of the ARV Board


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
and acquire ARV through a stock for stock merger. By design, Emeritus' proxy solicitations fail to disclose the true plan for a stock for stock transaction, and mislead ARV shareholders.

        44. Moreover, even if Emeritus did intend to go forward with an all cash offer, its proxy solicitations fail to disclose specific, identifiable risks that render such action highly unlikely. For example, consistent with its repeated claim to offer shareholders the opportunity to receive "immediate cash," Emeritus fails to disclose the significant probability that at least one of the conditions to the Tender Offer -- the rescission of the redemption of the Notes -- cannot be satisfied in less than two years (if at all).

        45. Emeritus' proxy statement also fails to disclose the existence and effect of the change of control provisions in 28 of ARV's 32 leases. Emeritus also fails to disclose that voting for the Emeritus nominees could result in the termination of 18 of these leases -- an event which would have disastrous consequences for ARV, and for its shareholders if the Tender Offer fails to close. As alleged above, these provisions could preclude Emeritus from obtaining financing or alter Emeritus' ability and incentive to follow through with the $17.50 cash offer (or with any cash offer at all). Indeed, Emeritus has conditioned its Tender Offer on ARV landlords consenting to the change of control on terms satisfactory to Emeritus. None of these risks is disclosed to ARV shareholders in the proxy statement. Moreover, if Emeritus is successful in the proxy contest, it could use the change-of-control provisions unfairly to injure ARV by abandoning the deal after causing defaults in ARV leases, or by using the default to acquire ARV's facilities. Again, this risk of voting for the Emeritus slate has not been disclosed.

        46. The Emeritus proxy statement also fails to disclose the material issues that will affect Emeritus' ability to obtain a financing commitment to support its Tender Offer. While Emeritus claims to have "fully negotiated" the terms and conditions of financing with potential funding sources, it fails to disclose the identity of these sources or any of the negotiated terms and conditions. In particular, the proxy statement fails to disclose that the $110 million bank loan is conditioned on the absence of any material adverse change in ARV or Emeritus. On information and belief, there is a serious risk that Emeritus will be unable to obtain financing to purchase ARV common stock, at $17.50 per share or otherwise.

        47. Emeritus' proxy statement further fails to disclose that its professed confidence in the availability of financing is premised largely upon a "highly confident" letter from Northstar Capital LLC -- an entity that is not in the business of arranging or providing takeover financing. Emeritus' proxy statement also fails to disclose that it claims to have declined to commit to financing for the Tender Offer while it waits for the outcome of litigation that will likely last at least two years.

        48. Moreover, while Emeritus proclaims in its proxy statement its commitment to facilitating a merger with ARV and providing ARV shareholders with "immediate cash," it fails to disclose that if Emeritus is successful in the proxy contest, no true negotiation will ever take place in connection with any acquisition or merger. Instead, to the extent the Tender Offer does not go forward, the Emeritus controlled board would act as both buyer and seller, adopting whatever terms and conditions it deems in its own best interest without any mechanism for ensuring fairness to ARV shareholders.

        49. Furthermore, Emeritus' proxy statement is materially misleading with respect to the true price Emeritus is willing to pay for ARV's outstanding shares. Emeritus' proxy statement fails to disclose that, as alleged above, the Tender Offer is conditioned in such as way that it is not a true offer for $17.50 per share, but rather is the economic equivalent of an offer for no more than $16.65 per share.

        50. In sum, the Emeritus proxy statement has all the indicia of a scheme of "bait and switch." The Emeritus proxy statement attempts to entice ARV's shareholders with an opportunity for "immediate cash." However, on information and belief, once in control of the ARV board, Emeritus plans to abandon the phantom cash offer, "negotiate" a stock for stock transaction and present it to ARV shareholders as a FAIT ACCOMPLI.

        51. Emeritus has solicited proxies with these misleading materials by mailing these materials to ARV shareholders. Absent compliance with the federal securities laws by Emeritus, it will be impossible for ARV's shareholders to make informed decisions concerning the suitability of the Emeritus nominees to act as directors of ARV.

                      ELECTION OF EMERITUS' BOARD NOMINEES
                    WOULD TRIGGER DEVASTATING LOSSES FOR ARV

        52. If Emeritus is successful in electing its nominees to ARV's board, it would immediately cause ARV to suffer serious losses. A change in control of ARV's board constitutes an event of default under at least 18 of ARV's leases, thereby subjecting ARV to the risk of losing critical facilities, or forcing ARV to renegotiate its leases, many of which are below market.

        53. In addition, the election of Emeritus' nominees could cause ARV to immediately incur significant liability to employees under contract. Fifteen
(15) of ARV's employees have employment contracts which entitle them, at their own election, to leave ARV's employ upon a change of control in ARV's board. Each of these contracts further entitles the employee to a lump sum payment of either one or three years salary upon their departure. ARV's total potential liability for these lump sum payments is approximately $6.8 million. These employees are key to ARV's operations, and ARV would be seriously harmed by their departure. Because these employees possess knowledge, skill and experience which is highly valued in the assisted living industry, they would be extremely attractive to ARV's competitors.

        54. Because Emeritus' Tender Offer has so many conditions which are unlikely to be fulfilled, it will be free to force these losses upon ARV without providing any guarantee that it will follow through with its promised purchase.

                             FIRST CLAIM FOR RELIEF
           (For Violation of Sections 14(d) and 14(e) of the Exchange
                             Act and SEC Rule 14d-3)
                            (Against All Defendants)

        55. ARV repeats and realleges paragraphs 1 through 53 as though set forth fully herein.

        56. The Exchange Act and rules promulgated thereunder are intended to ensure that shareholders presented with a tender offer have the benefit of information necessary to make an informed decision as to whether to tender their shares. Item 5 of Schedule 14d-1, promulgated under Section 14(d) and Rule 14d-3, require the bidder to "[s]tate the purpose or purposes of the tender offer for the subject company's securities."

        57. Defendants have violated the requirements of Item 5 because the tender offer statement fails to disclose the true purpose of the Tender Offer, i.e., to induce ARV shareholders to surrender control of the ARV board and enable Emeritus to acquire ARV in a stock for stock transaction.

        58. The Exchange Act and the rules promulgated thereunder are also intended to ensure that the information provided to shareholders in connection with a tender offer is truthful and not materially misleading. Item 10(f) of
Schedule 14d-1 requires that a bidder disclose:

        "such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading."

In addition, Section 14(e) of the Exchange Act provides:

        "It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation of tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. . . ."

        59. Defendants' Tender Offer (and tender offer statement) is deliberately and materially false and misleading because it fails to disclose material facts relating to the Tender Offer.

        60. In particular, in addition to their failure to disclose their true plan to pursue a stock for stock merger with ARV, defendants have failed to disclose the existence and effect of change-of-control provisions in ARV leases, and the significant risks these lease provisions pose to ARV to the $110 million commercial bank loan that is part of Emeritus's financing and to the consummation of the Tender Offer.

        61. Additionally, defendants have failed to disclose that the Tender Offer is conditioned on (among other things) an event that most likely will not occur for at least two years.

        62. Defendants have further failed to disclose that Northstar is not itself in the business of providing or arranging takeover financing and that Northstar's "highly confident" letter is unreliable and essentially meaningless.

        63. Defendants' financing disclosures are also misleading because, by failing to disclose the time frame for rescinding the redemption of the Notes, defendants have failed to disclose the significant likelihood that they will not obtain any financing commitment for at least two years.

        64. Defendants have also failed to disclose that, given the conditions imposed on the Tender Offer, defendants' offer to purchase is not a true offer for $17.50 per share, but rather is the economic equivalent of an offer for no more than $16.65 per share.

        65. Each of these omissions and misrepresentations is material because ARV's shareholders would consider them important in deciding whether to tender their shares to EMAC in connection with the Tender Offer.

        66. Defendants have violated and, unless enjoined, will continue to violate Sections 14(d) and 14(e) of the Exchange Act and rules and regulations promulgated thereunder.

        67. ARV and its shareholders have no adequate remedy at law.

                             SECOND CLAIM FOR RELIEF
                 (For Violation of Section 14(a) of the Exchange
                 Act and SEC Rule 14a-9 Promulgated Thereunder)
                            (Against All Defendants)

        68. ARV repeats and realleges paragraphs 1 through 66 as though set forth fully herein.

        69. Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder are intended to ensure that the proxy solicitation process is truthful and not materially misleading to enable shareholders to evaluate fully the information provided therein. In particular, Rule 14a-9 provides that:

        No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

        70. Emeritus' proxy statement is deliberately and materially false and misleading because it fails to disclose material facts relating to the proposed ARV/Emeritus merger.

        71. In particular, Emeritus has failed to disclose that it does not intend to go forward with the Tender Offer, but plans to use the all cash "offer" as a ruse to gain control of the ARV Board and acquire ARV through a stock for stock transaction.

        72. Additionally, the Emeritus proxy statement fails to disclose serious, identifiable risks that render an all cash purchase highly unlikely. For example, the Emeritus proxy statement fails to disclose that if the Emeritus slate is elected, that change of control will trigger an event of default in 18 of ARV's 32 leased facilities. Emeritus fails to disclose that such defaults would constitute a material adverse change in the business and prospects of ARV thereby entitling Emeritus not to close its tender offer. Emeritus fails to disclose that, if its slate is elected but it does not close, ARV shareholders will be left with a substantially weakened company.

        73. The Emeritus proxy statement also fails to disclose the material issues that will affect Emeritus' ability to obtain a financing commitment to support its proposal for an all cash offer. Emeritus fails to disclose that the election of its slate will trigger the default of 18 leases and that such a default would constitute a material adverse change that would excuse the bank providing Emeritus with $110 million for performance. Emeritus' proxy statement fails to disclose the other contingencies or issues that must be met or resolved in order to secure financing. It further fails to disclose that its confidence in the availability of financing is premised largely upon a "highly confident" letter from an entity that is not in the business of arranging or providing takeover financing and has never arranged financing in a hostile takeover situation. Emeritus' proxy statement also fails to disclose that Emeritus claims to have declined to commit to financing for the Tender Offer while it waits for the outcome of litigation that will likely last at least two years.

        74. The Emeritus proxy statement is also misleading with respect to the price it has offered to pay for all of ARV's outstanding shares; Emeritus fails to disclose that, given the conditions imposed on the Tender Offer, defendants' offer to purchase is not a true offer for $17.50 per share, but rather is the economic equivalent of an offer for no more than $16.65 per share.

        75. The Emeritus proxy statement also fails to disclose the fact that, if Emeritus is successful in the proxy contest, to the extent it does not follow through with the Tender Offer, no true negotiation will take place in connection with the acquisition because Emeritus will be acting as both buyer and seller of ARV.

        76. Each of these omissions and misrepresentations is material because ARV's shareholders would consider them important in deciding whether to vote for the Emeritus nominees.

        77. Defendants have violated and, unless enjoined, will continue to violate Section 14(a) of the Exchange Act and rules and regulations promulgated thereunder.

        78. ARV and its shareholders have no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF
                    (For Unfair Competition Under California
              Business and Professions Code Section 17200 et seq.)
                            (Against All Defendants)

        79. ARV repeats and realleges paragraphs 1 through 77 as though set forth fully herein.

        80. Defendants' actions as alleged herein constitute an unlawful, unfair or fraudulent business act or practice under California Business and Professions Code Section 17200. Defendants' unlawful, unfair or fraudulent business act or practices include, without limitation, defendants' failure, as alleged above, to include in their Tender Offer the disclosures required by the Exchange Act and SEC rules promulgated thereunder.

        81. Defendants' unlawful, unfair and/or fraudulent business act or practices are continuing, thus entitling ARV to injunctive relief under California Business and Professions Code Section 17203 to restrain defendants' current and/or future acts of unfair competition.

                             FOURTH CLAIM FOR RELIEF
                    (For Unfair Competition Under California
              Business and Professions Code Section 17200 et seq.)
                    (Against Defendant Emeritus Corporation)

        82. ARV repeats and realleges paragraphs 1 through 80 as though set forth fully herein.

        83. Emeritus' actions as alleged herein constitute an unlawful, unfair or fraudulent business act or practice under California Business and Professions Code Section 17200. Emeritus' unlawful, unfair or fraudulent business act or practices include, without limitation: (1) Emeritus' failure, as alleged above, to include in its proxy statement the disclosures required by the Exchange Act and SEC rules promulgated thereunder; and (2) Emeritus' plan, and acts in furtherance thereof, to obtain and vote proxies to elect its nominees to the ARV board without waiving the conditions of the Tender Offer, thereby causing ARV to default on its leases and suffer catastrophic consequences as a result, all without any guaranty that the Tender Offer will close.

        84. Emeritus' unlawful, unfair and/or fraudulent business act or practices are continuing, thus entitling ARV to injunctive relief under California Business and Professions Code Section 17203 to restrain Emeritus' current and/or future acts of unfair competition.

                             FIFTH CLAIM FOR RELIEF

                         (For Breach of Fiduciary Duty)
                    (Against Defendant Emeritus Corporation)

        85. ARV repeats and realleges paragraphs 1 through 83 as though set forth fully herein.

        86. In the event that Emeritus obtains proxies which enable it to elect a new ARV board of directors it will become and, for as long as said proxies are in effect, will remain, a controlling shareholder of ARV. As a controlling shareholder, Emeritus would owe a fiduciary duty to ARV and its minority shareholders to act in good faith and use its ability to control ARV in a fair, just and equitable manner.

        87. Election of Emeritus' board nominees would directly and proximately cause ARV to breach many of its leases, thereby providing ARV's landlords the ability to increase the rent or terminate the lease. In the absence of a full waiver of all the terms and conditions of the Tender Offer, Emeritus, at its option and for its own benefit, could burden ARV and its minority shareholders with all the adverse consequences of breached leases (including the possibility of termination by the lessor(s)) without providing any corresponding benefit. Under these circumstances, Emeritus' expressed intention of electing its nominees to the ARV board would cause substantial harm to ARV and its minority shareholders, and would constitute a breach of Emeritus' fiduciary duty to act in good faith and control ARV in a fair, just and equitable manner.

                            IRREPARABLE INJURY TO ARV
                              AND ITS SHAREHOLDERS

        88. ARV and its shareholders are being and, unless defendants are preliminarily and permanently enjoined as requested herein, will continue to be immediately and irreparably injured as a result of defendants' conduct in that, inter alia:

               (a) ARV's shareholders have been and will continue to be denied accurate and complete information to which they are lawfully entitled and thus have been and are being denied the ability to make informed decisions with respect to tendering their shares and selecting members of their board of directors;

               (b) Defendants' scheme to acquire control of ARV will be supported by shareholders who do not have knowledge of material information;

               (c) ARV's business, including its relationships with customers, suppliers and employees, will continue to be jeopardized by the uncertainties generated by defendants' misleading proxy solicitations;

               (d) If Emeritus acquires control of ARV by virtue of the Emeritus nominees' election to the ARV board, they will be in a position to terminate or cease to prosecute this action, thus denying ARV's shareholders any meaningful remedy against defendants' unlawful conduct;

               (e) The market in ARV stock will continue to be disrupted and artificially manipulated by virtue of the materially false and misleading information that the defendants have injected into the marketplace by means of their false and misleading proxy statement; and

               (f) If Emeritus is successful in the proxy contest and acquires control of ARV, it will cause ARV to breach numerous leases and suffer potentially catastrophic consequences; Emeritus could then cause unfair competitive harm to ARV by abandoning its purchase and merger plans, leaving ARV with many breached leases, and/or negotiating with the landlords of the breached leases to acquire ARV's facilities.

        WHEREFORE, ARV prays for relief as follows:

        1. On ARV's First Claim for Relief, an order requiring defendants to return all shares previously tendered to them and preliminarily and permanently enjoining defendants and all persons acting in concert with them from doing any of the following unless and until the disclosures required by law have been made and the false and misleading statements identified herein have been corrected in a form approved by this Court and ARV's shareholders have been given at least five days to consider such corrected information;

               (a) soliciting any ARV shareholders with respect to tendering their shares to EMAC;

               (b) proceeding with its Tender Offer; or

               (c) purchasing, acquiring or disposing of any shares of ARV common stock.

        2. On ARV's Second Claim for Relief, an order preliminarily and permanently enjoining Emeritus and all persons acting in concert with it from doing any of the following unless and until the disclosures required by law have been made and the false and misleading statements identified herein have been corrected in a form approved by this Court and ARV's shareholders have been given at least five days to consider such corrected information:

               (a) voting, in person or by proxy, any shares of ARV common stock;

               (b) soliciting any new proxies or consents from holders of ARV common stock;

               (c) taking any steps to replace the current board of directors of ARV;

               (d) purchasing, acquiring or disposing of any shares of ARV common stock; and

               (e) otherwise communicating with ARV shareholders.

        3. On ARV's Third Claim for Relief, an order preliminarily and permanently enjoining defendants and all persons acting in concert with them from doing any of the following unless and until (1) the disclosures required by law have been made and the false and misleading statements identified herein have been corrected in a form approved by this Court and ARV's shareholders have been given at least five days to consider such corrected information; and (2) defendants have removed all conditions of their Tender Offer and have provided written waivers from its financing sources of all conditions which could allow them to refuse to provide funds to defendants:

               (a) voting, in person or by proxy, any shares of ARV common stock;

               (b) taking any steps to replace the current board of directors of ARV;

               (c) soliciting any ARV shareholders with respect to tendering their shares to EMAC; and

               (d) proceeding with the Tender Offer.

        4. On ARV's Fourth Claim for Relief, an order preliminarily and permanently enjoining defendants and all persons acting in concert with them from doing any of the following unless and until (1) the disclosures required by law have been made and the false and misleading statements identified herein have been corrected in a form approved by this Court and ARV's shareholders have been given at least days to consider such corrected information; and (2) defendants have removed all conditions of their Tender Offer and have provided written waivers from its financing sources of all conditions which could allow them to refuse to provide funds to defendants:

               (a) voting, in person or by proxy, any shares of ARV common stock;

               (b) soliciting any new proxies or consents from holders of ARV common stock; and

               (c) taking any steps to replace the current board of directors of ARV.

        5. On ARV's Fifth Claim for Relief, an order preliminarily and permanently enjoining defendants and all persons acting in concert with them from doing any of the following unless and until defendants have removed all conditions of their Tender Offer and until Emeritus has provided written waivers from its financing sources of all conditions which could allow them to refuse to provide funds to defendants:

               (a) voting, in person or by proxy, any shares of ARV common stock;

               (b) soliciting any new proxies or consents from holders of ARV common stock; and

               (c) taking any steps to replace the current board of directors of ARV;

        6. On its Second Claim for Relief, a judgment declaring that defendants' proxy solicitations have been made in violation of section 14(a) of the Exchange Act and the rules promulgated thereunder, and that all proxies obtained by the Emeritus nominees are therefore void.

        7. On its First and Second Claims for Relief, an order requiring defendants to disclose in any future proxy solicitations -- oral or written -- relating to the upcoming election for members of the ARV board of directors any judicial finding herein that federal securities laws and rules have been violated by them.

        8. On its First and Second Claims for Relief, an order requiring defendants to disclose in any future tender solicitations -- oral or written -- to ARV shareholders by defendants or their affiliates any judicial finding herein that federal securities laws and rules have been violated by them.

        9. On all claims for relief, an order granting ARV its reasonable costs and expenses and attorneys' fees.

        10. On all claims for relief, an order granting ARV such other and further relief as the Court deems just and proper.

Dated: January 6, 1998

                                            IRELL & MANELLA LLP
                                            Kenneth R. Heitz
                                            Alexander F. Wiles
                                            Elizabeth A. Camacho



                                            By:  /s/ Elizabeth A. Camacho
                                               -------------------------------
                                                Elizabeth A. Camacho
                                                Attorneys for Plaintiff
                                                ARV Assisted Living, Inc.